[Chinese Characters]
[LOGO] China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Announcement of the Board of the Directors of
China Southern Airlines Company Limited

The Company and all its Directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

China Southern Airlines Company Limited (the “Company”) hereby announces that Mr. Li Kun has resigned as Vice President of the Company by reason of redeployment.

Mr. Li Kun’s resignation has been considered and approved by the board of the Company (the “Board”) in compliance with the requirements under the Company Law of the People’s Republic of China and the articles of association of the Company. The Board would like to take this opportunity to acknowledge Mr. Li Kun’s contribution to the Company.

By Order of the Board of
Su Liang
Company Secretary

Guangzhou, the People’s Republic of China
13 December 2005

As at the date of this notice, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.